August 2, 2011

Via EDGAR and Overnight Delivery

Larry Spirgel Assistant Director United States Securities and Exchange Commission Division of Corporation Finance 100 F Street NE Washington, DC 20549

Re:	ZST Digital Networks, Inc.
Form 10-K for fiscal year ended December 31, 2010
Filed March 4, 2011
Form 10-Q for the period ended March 31, 2011
Filed May 11, 2011
File No. 001-34488

On behalf of ZST Digital Networks, Inc., a Delaware corporation (the “Company”), the undersigned is hereby providing the Company’s responses to the Securities and Exchange Commission (the “Commission”) comment letter dated July 5, 2011.  The Company’s responses to the Staff’s comment letter, below, are in identical numerical sequence to the Commission comment letter, and each comment is repeated verbatim with the Company’s response immediately following.

Form 10-K for fiscal year ended December 31, 2010

General

1.
Comment:  We note a press release issued by the Chairman and Chief Executive Officer of ZST Digital Networks, Inc., Mr. Zhong Bo, on April 29, 2011 discussing the reasons behind the differences between Chinese State Administration of Industry and Commerce (SAIC) reports and Securities and Exchange Commission periodic reports. Please address the possibility that there may be differences between the two sets of financials included in the respective reports and the effect these differences may have on your operations and financial condition. Specifically discuss how investors could interpret the differences between the reports negatively and the potential affect this may have on your stock price. Additionally, please include appropriate risk factor disclosure addressing these differences.

Response:  We respectfully note your comment and have included additional disclosures on page 23 of the Amended Form 10-K regarding the risks related to differences in the financial information contained in our filings with the SAIC and SEC, including potential adverse effect on trading price of our common stock.

Larry Spirgel
August 2, 2011

2.	Comment: Further, please provide us with an update on your voluntary review of your 2008 and 2009 SAIC filings to determine if the filings should be amended.

Response:  We respectfully note your comment and supplementally inform you that we have conducted a review and concluded that current PRC regulations do not permit us to retroactively revise the historical information contained in our 2008 and 2009 SAIC filings.

Item 1. Business

3.
Comment:  We note detailed disclosure of your organizational structure and historical background in the Notes to the Financial Statements beginning on page F-8. Please additionally include this background information, along with the chart diagramming your organizational structure, in your Item 1, Business disclosure.

Response:  We respectfully note your comment and have included the disclosures beginning on page 4 of the Amended Form 10-K/A regarding our organizational structure and historical background, including the chart diagramming our organizational structure.

4.
Comment:  Clarify the roles that World Orient Universal Limited, Global Asia Universal Limited and Everfair Technologies, Ltd. play in your corporate structure. Your disclosure indicates that these entities do not conduct operations.

Response:  We respectfully note your comment and have revised the disclosure to clarify that the subsidiaries were established for tax and reorganizational purposes, further to our amended disclosures related to Comment No. 3, above, beginning on page 4 of the Amended Form 10-K.

Well-Established Distribution Channels, page 5

5.	Disclose what other markets of China you are able to access due to your “well established network of distributors.”

Response: We respectfully note your comment and have revised the disclosures on page 7 of the Amended Form 10-K/A to indicate that we operate in the Henan Province.

Employees, page 12

6.
Comment:  We note that although you are required under PRC law to make contributions to a housing accumulation fund for employees you are currently not doing so. Tell us whether or not you are accruing for this contingency and if not, discuss the accounting literature you considered in determining your accounting policy.

Response:  We respectfully note your comment and supplementally inform you that although there is a national policy to require enterprises to make contributions to housing accumulation fund, this requirement has not been firmly enforced in many cities like Zhengzhou where we are located. Therefore, like most of the non-state-owned enterprises located in this area, we have chosen not to provide housing accumulation fund.  If the local City government enforces this housing accumulation policy, we believe we will only be required to provide funding on a prospective basis instead of a retrospective basis pursuant to the current prevailing practice in Zhengzhou City.  We estimate the likelihood that we will be required to provide housing accumulation fund for the prior years is remote. Consequently,   no contingent liability was accrued as of December 31, 2010 in accordance with ASC 450-20-25-2.

Larry Spirgel
August 2, 2011

Please note that we have also added a related risk factor on page 27 of the Amended Form 10-K/A entitled, “We have not made statutory contributions to the public housing fund for our employees in accordance with applicable regulations, and this could subject us to fines and other penalties.”

Item 1.A. Risk Factors

Recent PRC regulations relating to acquisitions of PRC companies by foreign entities may create regulatory uncertainties…, page 22

7.
Comment:  Please address the likelihood that the PRC regulatory authorities may view the acquisition of Zhengzhou ZST by Everfair and the Share Exchange as a Related Party Acquisition, thus potentially invalidating your acquisition and ownership of Zhengzhou ZST. Additionally, if you lose ownership control of Zhengzhou ZST, expand your disclosure to discuss the difficulty you may have in re-establishing control of Zhengzhou ZST’s business operations through a series of contractual arrangements. Reference all applicable PRC regulations and Circulars in your discussion.

Response:  We respectfully note your comment and have revised the risk factor beginning on page 25 of the Amended Form 10-K/A to discuss our belief and basis regarding the likelihood that the PRC regulatory authorities may view the acquisition of Zhengzhou ZST by Everfair and the Share Exchange as a Related Party Acquisition, thus potentially invalidating your acquisition and ownership of Zhengzhou ZST.  We have also revised the disclosures to discuss the difficulty that we may have in re-establishing control of Zhengzhou ZST’s business operations through a series of contractual arrangements.  Please note that the references in the risk factor consist of the applicable PRC regulations and Circulars.

The ability of our Chinese operating subsidiaries to pay dividends may be restricted…, page 24

8.
Comment:  Disclose your current registered capital and indicate whether the allocations you have made to your statutory reserve fund to date comply with the applicable PRC laws and regulations. To the extent that it has not complied with these requirements, please quantify any fines or penalties the company may be subject to as a result of such noncompliance.

Response:  We respectfully note your comment and revised the disclosures on page 28 of the Amended Form 10-K/A to indicate the approximate amount of our current registered capital and confirmation that we believe that allocations our statutory reserve fund comply with the applicable PRC laws.

Larry Spirgel
August 2, 2011

Under the New EIT Law, we, World Orient, Global Asia and EverFair may be classified as “resident enterprises” of China for tax purpose…, page 27

9.
Comment:  Explain why it “remains unclear” how the PRC tax authorities will determine the tax treatment of a foreign company such as yours considering your PRC subsidiary, World Orient, Global Asia and EverFair all have members of management located in China. Please provide an analysis as to whether you will be taxed under the New EIT Law.

Response:  We respectfully note your comment and have revised the risk factor beginning on page 30 of the Amended Form 10-K/A to provide additional information as to the uncertainty in the application of the new EIT Law.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of
Operations, page 37

Multiple Deliverables, page 39

10.
Comment:  Tell us how you determine the VSOE used in the allocation of your GPS revenues between the unit, installation, and the subscription service. Tell us if you typically have GPS device sales that do not include the related services. Also tell us if you have sold the service separately.

Response:  We respectfully note your comment and hereby supplementally inform you that when the Company sells GPS devices to clients in conjunction with a service contract, the price of a device unit and the service price are specified in the contact.  In general, one unit of the device is sold with one-year services together; and the price for renewal of service for the following years is also agreed in the contract.  The revenue is recognized based on the specific evidence of respective price stipulated in the contract.  The Company has not sold either device or service separately.

The VSOE of GPS device is determined as the price established by management having the relevant authority and stipulated in sales contract in accordance with ASC 605-25-30-6A. We have revised the disclosures to reflect the foregoing, omitting the last sentence in the last paragraph, “VSOE generally exists only when the Company sells the deliverable separately and it is the price actually charged by the Company”.  The Company hereby confirms that it will revise its disclosures in future filings to clarify the related VSOE disclosures.

Liquidity and Capital Resources, page 43

11.
Comment:  Please discuss whether your existing cash, cash equivalents, net cash from operations and sources of liquidity will be sufficient to fund your operations and anticipated capital expenditures for at least the next twelve months. In addition, provide a discussion regarding the company’s ability to meet its long-term liquidity needs. Note that we consider “long-term” to be the period in excess of the next twelve months. Refer to Section IV of the Commission’s Interpretive Release on Management Discussion and Analysis of Financial Condition and Results of Operations which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

Larry Spirgel
August 2, 2011

Response:  We respectfully note your comment and have revised the disclosure on page 44 of the Amended Form 10-K/A to provide an indication that we believe that our cash and the anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for at least the next 12 months, in addition to a discussion of our ability to meet long-term liquidity needs.

Item 10. Directors, Executive Officers and Corporate Governance, page 49

12.
Comment:  Provide for each director, the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director at the time that the disclosure is made, in light of your business and nature. See Item 401(e)(1) of Regulation S-K. We note your current disclosure is generic and does not address specific qualifications or attributes of each director on an individual basis.

Response: We respectfully note your comment and have revised the disclosures beginning on page 48 of the Amended Form 10-K/A to specify the qualifications and attributes for each director.

Employment Agreements, page 54

Chairman Zhong Bo, page 54

13.	Comment: Provide the definition of “cause” and “good reason” as discussed in connection with your employment agreements.

Response: We respectfully note your comment and have revised the disclosures on page 53 of the Amended Form 10-K/A to include the definition of "cause" and "good reason."

Zhong Lin, page 54

14.	Comment: Describe the specific termination events that, if they occur, would cause Mr. Zhong to be required to return a pro-rata amount of the retention bonus to the Company.

Response:  We respectfully note your comment and have revised the disclosures on page 54 of the Amended Form 10-K/A to specify the specific termination events that would require return of a pro rata amount of the retention bonus to the Company.

Form 10-Q for period ended March 31, 2011

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19

Gross Margin, page 24

15.
Comment:  Please discuss whether, pursuant to your agreement with China Unicom, your customers were required to subscribe with China Unicom for telecommunication service related to GPS tracking and location service subsequent to subscribing with you for GPS tracking and location service. Additionally, expand your disclosure to discuss how much you are paying in China Unicom subscription expenses for your customers since the first year’s contract expired. Disclose when the first year’s contract expired and describe how long you anticipate paying your customers’ subscription expenses under the agreement. Finally, if material, provide prospective disclosure addressing the effect these subscription expenses can have on your financial condition going forward.

Larry Spirgel
August 2, 2011

Response:  We respectfully note your comment and hereby supplementally inform you that our customers are typically required to subscribe with China Unicom for telecommunication service related to GPS tracking and location service subsequent to subscribing with us for GPS tracking and location service.  We are not required to make a fee payment to China Unicom for our subscribers for the first year of the service contract.

For the second year of the service contract, our customers are typically required to pay us for service fees at least one month before the expiration of the service contract for the first year.  Fees due to us for subsequent years are similarly due for payment by our customers one month prior to expiration of the previous year of the service contract.  Fees for the second and subsequent years are agreed when we enter into sales and service contract with our customers in the first year.

For each year after the first year of the service contract, we are required to make a payment to China Unicom for every traffic card issued, where one traffic card is required per vehicle subscriber; currently the rate we pay China Unicom accounts for approximately 20% of service fee we receive from the subscriber.  As a result, the Company's gross margin for each continuing GPS service customer will decrease after the first year because of the Company's required payment to China Unicom after the first year of each customer contract.

The Company hereby confirms that it will include additional disclosures in its future filings to clarify the foregoing, beginning with its next filing, the Quarterly Report on Form 10-Q for the period ended June 30, 2011, which the Company anticipates filing within the next two weeks.

On behalf of the Company, the undersigned hereby confirms and acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Larry Spirgel
August 2, 2011

Should you have any questions or require any additional information, please contact our securities legal counsel, K&L Gates LLP, attention Anh Q. Tran, Esq., by phone at (310) 552-5083, by facsimile at (310) 552-5007, or by e-mail at anh.tran@klgates.com.

Sincerely,

/s/ Zhong Bo

Zhong Bo
Chairman of the Board and
  Chief Executive Officer

cc:	Michael Henderson, Staff Accountant, Commission
Anh Q. Tran, K&L Gates